Filed Pursuant to Rule 433

Registration No. 333-159738

Market Linked Notes

This material was prepared by Wells Fargo Securities, LLC, a registered broker-dealer and separate non-bank affiliate of Wells Fargo & Company.

This material is not a product of Wells Fargo & Company research departments. Please see the relevant offering materials for complete product descriptions, including related risk and tax disclosure.

Distributed by Wells Fargo Securities, LLC

Investments for a smarter portfolio

In the past, diversification meant having exposure to a variety of asset classes. However, during recent periods of financial stress, asset class diversification alone may not have provided sufficient protection against market declines. If held to maturity, Market Linked Notes provide full or partial protection against losses even if the linked asset class declines in value, thereby helping to reduce a portfolio’s market risk. Any protection applies at maturity only and is subject to the creditworthiness of the issuer.

In turbulent markets, it’s not uncommon for previously uncorrelated assets to depreciate simultaneously. Investors who diversify across multiple asset classes to reduce risk may see their diversification strategies falter at the time when they need protection the most. Moreover, many investors find that sticking to an investment plan is most difficult during periods of market volatility.

In order to achieve your long-term growth and capital preservation goals in unpredictable markets, it is important to consider all the risk management tools available to you, including Market Linked Notes. Market Linked Notes are designed to help you manage risk during volatile market scenarios while still allowing you to earn a positive return in more favorable markets. Each month, Wells Fargo Securities offers new Market Linked Notes that give you access to a wide range of asset classes and investment strategies. By employing investments with asymmetrical risk/return profiles, you can create a more balanced portfolio that allows you to stay invested in the market for the long term and gives you a measure of confidence that your portfolio can better weather unpredictable market conditions.

For investors who seek greater potential returns than those offered by Market Linked Notes, in exchange for exposure to a greater degree or all of the downside risk of the linked asset, Wells Fargo Securities also offers a separate class of investments called Market Linked Securities.

Market Linked Notes

Market Linked Notes allow you to participate in the appreciation of a market measure while also protecting against losses at maturity, subject to the creditworthiness of the issuer.

Many investors’ portfolios contain a combination of “lower risk, lower return” and “higher risk, higher return” investments. Market Linked Notes linked to equities, currencies, or commodities provide some of the features of a fixed income instrument, such as the return of principal at maturity (in the case of Market Linked Notes that provide for return of 100 percent of your principal amount), along with the potential for capital appreciation that is usually associated with higher risk investments. This can be achieved by sacrificing some return opportunities with a maximum return, forgoing interest payments and, in the case of equity-linked investments, forgoing dividend payments. The return profile of each note will differ and may have features that are not available with traditional investments.

Market Linked Notes are not FDIC-insured and all payments are subject to the creditworthiness of the issuer. Because these investments do not receive the benefit or bear the additional cost of purchasing depository insurance, the return characteristics of Market Linked Notes are generally favorable to those of comparable Market Linked Certificates of Deposit.

Investment features

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Return profile. Market Linked Notes offer potential returns based on the performance of an underlying market measure. The payoff profile of a Market Linked Note, which may include enhanced participation or maximum returns, predetermines any interest payments and the payment at maturity under different market scenarios.

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Market risk reduction. Market Linked Notes protect all or the majority of your principal against a decline in the underlying market measure. Any principal protection applies at maturity only and is subject to the creditworthiness of the issuer.

•	Maturity. Typically between three and seven years.

•	Market measure. Linked to the performance of equities, currencies, commodities, interest rates, or a combination of one or more of these asset classes.

•	Minimum investment. Available in increments of $1,000, typically with a minimum investment between $1,000 and $4,000.

•	Issuer. Wells Fargo Securities works with select institutions to issue and distribute Market Linked Notes.

•	Risks. Market Linked Notes present a unique set of risks. Please carefully review the section titled “Selected risks and investment considerations” in this brochure.

Protection against market risk

In contrast to a direct investment in an asset, Market Linked Notes, if held to maturity, provide full or partial protection against a decline in the underlying asset and the potential to achieve a return linked to the underlying asset’s performance, subject to the creditworthiness of the issuer. While Market Linked Notes limit against losses, they may also limit upside return potential.

The charts in this section do not reflect forgone dividend yield.

Direct investment payoff

For traditional assets, such as stocks, there is a direct relationship between the change in the level of the asset and the return on the investment. For example, suppose you bought shares of a common stock at $100 per share. If you sold the shares at $140 each, the return on the investment (excluding any dividend payments) would be $40 per share, or 40 percent. Similarly, if you sold the shares after the price decreased to $60 (i.e., a decline of 40 percent), this would result in a 40 percent investment loss (excluding dividends).

There are two types of Market Linked Notes: Market Linked Notes with full downside protection and Market Linked Notes with partial downside protection.

Market Linked Notes with full downside protection

In contrast to a direct investment, most Market Linked Notes return at least the full principal amount at maturity, regardless of the performance of the underlying market measure, subject to the creditworthiness of the issuer. To understand how a Market Linked Note might perform under varying market conditions, consider the following hypothetical example.

Suppose you were to invest in a six-year note linked to an equity index. The note provides full protection against declines in the index at maturity, while offering one-for-one participation in the upside up to a 60 percent cap. Note that in this example, you would be protected against any losses at maturity, but sacrifice any gains above 60 percent. In addition, you would sacrifice any dividends paid on the stocks included in the underlying equity index.

Market Linked Notes with partial downside protection

Market Linked Notes with partial downside protection may be appropriate for investors who are willing to place a small portion of principal at risk. Investors participate in the initial decline in the underlying market measure on a one-for-one basis, but will receive an amount at maturity equal to at least the “Minimum Redemption Amount,” subject to the creditworthiness of the issuer.

Suppose you invested in a Market Linked Note with a Minimum Redemption Amount set at 90 percent of the initial investment with one-for-one participation in the upside up to a 70 percent cap. If, at maturity, the level of the market measure declined by 10 percent or less, you would participate in that loss. If the market measure declined by more than 10 percent, you would be protected against losses in excess of the initial 10 percent loss. In this example, the maximum potential loss at maturity is 10 percent.

Market Linked Notes linked to equities, currencies, or commodities can diminish market risk in your portfolio. Similarly, fixed income Market Linked Notes can help manage the effects of fluctuating interest rates.

Prepare for various interest rate scenarios: fixed income Market Linked Notes

When selecting investments for their fixed income portfolios, investors must consider various interest rate scenarios. Investors who want to prepare for different possibilities can use fixed income Market Linked Notes, which generally provide periodic interest based on benchmark interest rates or inflation measures (e.g., 3-month LIBOR or CPI).

Protection against rising rates. Investors who believe rates will soon rise may hesitate to “lock in” a long-term fixed rate. On the other hand, rates offered by short-term investments may be less attractive. Alternatively, floating rate notes provide a variable rate that adjusts periodically as a benchmark rate changes. The variable interest payment is often equal to a spread above some prevailing short-term rate, sometimes up to a cap, allowing investors to take advantage of future rate increases up to the capped value, if applicable, and offset the negative effects that rising rates have on the value of fixed rate bonds.

Higher interest payments under certain market scenarios. Fixed income Market Linked Notes provide periodic interest payments. The payments may be based on 3-month LIBOR plus a spread, the difference between short- and long-term interest rates, or the amount of time that a rate is within a specified range, to name a few. Investors who want to monetize a particular view on the direction of rates or who want to potentially earn a higher rate than those on traditional fixed income investments may find a solution in fixed income Market Linked Notes. These benefits may be limited if the Market Linked Notes are callable by the issuer prior to maturity.

Which investments are right for you?

It is important to consider several factors before making an investment decision.

Market Linked Notes may be suitable for investors aiming to
•	Fully or partially protect against market losses
•	Gain or increase exposure to different asset classes
•	Produce growth (Market Linked Notes linked to equities, currencies, or commodities)
•	Generate income (fixed income Market Linked Notes)

You can find a list of risks and investment considerations on the next page and in the preliminary pricing supplement and other related offering documents for any Market Linked Note. The following questions, which you should review with your financial advisor, are intended to initiate a conversation about whether Market Linked Notes are right for you.

•	What is your time horizon? Do you foresee liquidity needs? Will you be able to hold these investments until maturity?
•	Does full or partial protection against market declines take precedence for you over higher returns, dividend payments, or fixed returns?
•	What is your outlook on the market? How confident are you in your portfolio’s ability to weather another market decline?
•	What is your sensitivity to the tax treatment for your investments?
•	Are you dependent on your investments for income?

Before making an investment decision, please work with your financial advisor to determine which investment products may be appropriate given your financial situation, investment goals, and risk profile.

Selected risks and investment considerations

An investment in Market Linked Notes involves a variety of risks. Market Linked Notes may have a variety of different payout structures and may be linked to a variety of different underlying market measures. Each structure and each underlying market measure will have its own unique set of risks and investment considerations. Before you invest in any Market Linked Notes, you should thoroughly review the relevant preliminary pricing supplement and other related offering documents for a comprehensive discussion of the risks associated with the investment. The following are general risks applicable to most types of Market Linked Notes:

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Principal risk. Some Market Linked Notes are not structured to repay your full principal amount at the stated maturity date. For these Market Linked Notes, the redemption amount you receive may be more or less than the original offering price of the Market Linked Notes.

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Opportunity costs. Because many Market Linked Notes offer a below-market minimum return or no minimum return at all, the yield that you will receive on your Market Linked Notes may be less than the return you could earn on other investments, including a traditional interest-bearing debt security of the applicable issuer or another issuer with a similar credit rating with the same stated maturity date, and could be zero. The return of certain Market Linked Notes may be limited by a predetermined maximum return.

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Liquidity risk. Market Linked Notes are only appropriate for investors who do not have liquidity needs prior to maturity. Investors may be unable to sell their Market Linked Notes prior to their maturity date. There is no assurance that a secondary market will develop. If an investor chooses to sell a Market Linked Note prior to maturity, assuming a buyer is available, the investor may receive less in sale proceeds than the original offering price of the Market Linked Note.

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Market value uncertain. The value of your Market Linked Notes prior to maturity will be affected by numerous factors, such as performance of the market measure, interest rates, market volatility, and the applicable issuer’s credit rating, financial condition and results of operations.

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Costs and fees. Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Market Linked Notes will likely be significantly less than their issue price. The issue price includes, and any price quoted to you is likely to exclude, discounts and commissions paid with respect to the Market Linked Notes and structuring and development costs and offering expenses. In addition, any such price is also likely to reflect dealer discounts, mark-ups, and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

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Credit risk. Any investment in a Market Linked Note is subject to the credit risk of the applicable issuer, and the actual or perceived creditworthiness of the issuer may affect the value of the Market Linked Notes prior to maturity.

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No periodic interest or dividend payments. Certain Market Linked Notes do not provide periodic interest. Market Linked Notes linked to equities do not provide for a pass through of any dividend paid on the underlying equities.

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Conflicts of interest. Potential conflicts of interest may exist between investors and the issuer and/or Wells Fargo Securities. For example, the applicable issuer or one of its affiliates may engage in business with companies whose securities are included in a market measure, or may publish research on such companies or a market measure, and an affiliate of the applicable issuer may be the calculation agent for the purposes of making important determinations that affect the payments on the Market Linked Notes.

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Call risk. A Market Linked Note may be callable at the option of the applicable issuer. If the issuer exercises its call right, it will pay the call price on the call date. The issuer has no obligation to call a callable Market Linked Note and any decision to call a callable Market Linked Note will be made in its sole discretion when it is most advantageous for the issuer to do so. If a Market Linked Note is called, it is possible that the investor may not be able to reinvest the proceeds at the same or greater yield.

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Tax considerations. Investors should review carefully the relevant preliminary pricing supplement and other related offering documents and consult their tax advisors regarding the application of the U.S. Federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local, or foreign jurisdiction.

About Wells Fargo Securities

Wells Fargo Securities is a comprehensive, customer-focused capital markets and investment banking firm serving corporations, financial institutions, and public entities of all sizes throughout the United States, Latin America, Asia, and Europe. Wells Fargo Securities is a market leader in debt and equity underwriting, mergers and acquisitions, loan syndications, debt and equity sales and trading, tax-exempt products, and research and economics.

We strive to design innovative ways to help clients meet their investment goals. Our monthly set of offerings is organized to allow investors to strategically allocate funds to investments that feature a range of maturities and investment themes.

A legacy of financial innovation

Since 1852, Wells Fargo & Company has helped generations of clients realize their dreams, beginning with the pivotal role we played in building America. We are honored to be among a select few companies who have remained in the same business for more than 150 years.

Today, Wells Fargo & Company is a diversified financial services company with more than $1 trillion in assets, providing banking, insurance, investments, mortgage, and consumer finance through more than 9,000 Wells Fargo stores and the internet (wellsfargo.com) across North America and internationally.

Always read the preliminary pricing supplement and other related offering documents

Market Linked Notes are offered with a preliminary pricing supplement and other related offering documents. Investors should read and consider these documents carefully before investing. Prior to investing, always consult your financial advisor to understand the investment structure in detail.

For more information about Market Linked Notes and what structures are currently available for investment, contact your financial advisor, who can advise you of whether or not a particular offering may meet your individual needs and investment requirements.

Each issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for any offering to which this communication relates. Before you invest, you should read the prospectus in the applicable registration statement and other documents the applicable issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the applicable issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities at 888-215-4145.

Wells Fargo Securities is the trade name for the capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC, a member of FINRA, NYSE, and SIPC, Wells Fargo Institutional Securities, LLC, a member of FINRA, NFA, SIPC, and Wells Fargo Bank, N.A.

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